UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-54550
CUSIP NUMBER:  811066109

(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

    For Period Ended:  June 30, 2013

    [_] Transition Report on Form 10-K
    [_] Transition Report on Form 20-F
    [_] Transition Report on Form 11-K
    [_] Transition Report on Form 10-Q
    [_] Transition Report on Form N-SAR
    For the Transition Period Ended:____________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SCRIPSAMERICA, INC.
Full Name of Registrant

Former Name if Applicable

Corporate Office Centre Tysons II, 1650 Tysons Boulevard, Suite 1580,
Address of Principal Executive Office (Street and Number)

Tysons Corner, VA 22102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q.  The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(207)	766-0944
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The majority of the Company’s sales revenue is generated from the sales of generic pharmaceutical prescription orders. For the three month period ended June 30, 2013, the Company generated net product sales of approximately $92,000 as compared to net product sales of approximately $1,511,000 for 2012, a decrease of approximately $1,419,000, or 94%.   The decline in sales versus the same three month period a year ago is mainly a result of reducing McKesson sales due to increase charge back costs and lost  sales from two customers, Cutis Pahrmaceuticals and MedVet which we had significant sales a year ago.   Sales from the DLA did not replace the lost sales volume partly because the  sales are recorded  net of costs.  The Company sales in the three months ended June 30, 2013 would have been approximately a $1.3 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our Contract Packager.

For the six month period ended June 30, 2013, the Company generated net product sales of approximately $379,000 as compared to net product sales of approximately $2.5 million for 2012, a decrease of approximately $2.1 million, or 85%. The decline in sales versus the same six month period a year ago was mainly a result of the Company’s decision to stop sales orders to McKesson due to increase charge back costs and lost sales from two customers, Cutis Pahrmaceuticals and MedVet with which we had significant sales a year ago.   Sales from the DLA did not replace the lost sales volume partly because the sales are recorded  net of costs.  The Company sales in the six months ended June 30, 2013 would have been approximately a $3.2 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our Contract Packager.

Set forth below are the preliminary results of operations data for the registrant for the three and six months ended June 30, 2013 and comparative data for the three and six months ended June 30, 2012.

Results for the three month period ended June 30, 2013.

Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the three month period ended June 30, 2013 and 2012.

Products sold	2013	% of total	2012	% of total
Prescription drug products	$-%		$1,293,000	61%
Revenue, from contract packager	1,294,000%		-	-
OTC & non prescription products	-%		386,000	39%
Gross Sales	1,294,000	100%	1,679,000	100%
Discounts / charge backs	-%		(168,000)	12%
Adjustment for contract packager sales	(1,202,000)	93%	-
Net Sales	$92,000		$1,511,000

Gross Margin: Gross margin for the three month period ended June 30, 2013 was approximately negative $4,000, which was -4% of our net sales.  This was a decline of approximately $302,000 from the same period in 2012 and was mainly due to the sales decline of approximately $1.7 million due to the Company’s decision not to continue its relationship with McKesson.  Sales for prescription drug products and OTC products  decline a 100% from the prior year.  The only sales we obtain was for sales on our DLA contract which has only a 7% margin  Also impacting our gross margin percentage was the royalty expenses included in cost of goods in the amount of $95,800 which we did not incur in 2012.

Operating Expenses

Selling, General and Administrative.   For the three months period ended June 30, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $1,432,000 to approximately $1,630,000 as compared to approximately $198,000 for same three month period in 2012. This large increase in S,G&A expenses for second quarter compared to prior year second quarter is mainly a result of non-cash transactions, due to shortage of cash we issued the Company’s common stock shares for services valued at approximately $931,000 and also amortized remaining balance for stock issued in the first quarter in the amount of approximately $89,000. We also incurred an expense of $1,211,000 for a reserve of our receivable with contract packager for possibility on non-collections as well as, incurring a non-cash expense for a write-off of an operation receivable in the amount of approximately $35,000 for the possibility of non-collection of accounts receivable.  The Company’s S,G&A expenses increased in three areas: (1) we increased spending in the Company’s investor relation area (paid mainly through the issuance of stock), an increase of approximately $822,000 over same period a year ago.  (2) Professional services and consulting fees also increased approximately $384,000 (also mainly paid via issuance of stock), a large portion of these expenses were a result of our increase borrowings relating to our convertible notes payable.  (3) The Company incurred approximately $126,000 in costs relating to the marketing of Rapi-Med, this is a 371% increase over prior year.   Basic S,G&A expense such as salaries, insurances and general operating expenses were flat compared to the same period a year ago.

Research and Development. The Company’s expenditures for research and development cost declined approximately $16,000, for the three month period ended June 30, 2013, compared to the same period in 2012. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development during 2012.

Total Other Expenses. Other expenses for the three months period ended June 30, 2013 increased approximately $2.0 million to approximately $2,055,000 from approximately $42,000 in 2012. Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt.  A significant portion, approximately $1.5 million, of the total increase is due to value change in our derivative liabilities from our convertible notes payable. Interest expense increased approximately $415,000, this interest expense consisted mainly of accrued expenses associated with our convertible notes payable, a significant portion, approximately $343,000, was for non cash interest expense associated with the value of our derivative liabilities being greater than the principal balance of the convertible notes, the difference is then expensed to interest expense.    Interest expense associated with convertible notes payable for 2013 was approximately $69,000, which is an increase of approximately $60,000 over the same period in 2012. In our second quarter of 2013 we incurred approximately $22,000 for amortization of debt discount this is a 100% increase over the same three month period in 2012.  Interest cost associated with our purchase order financing was approximately $20,000 for the three months ended June 30, 2013 and $0 for the same period in 2012.  Interest cost associated with a term loan of $500,001 was approximately $10,000 for the second quarter of 2013 compared to $0 for the same period in 2012.  The loss on derivative liability was approximately $1.6 million for the second quarter of 2013 compared to $0 for the same period in 2012.  With an extinguishment of debt from paying off a convertible note early we incurred a gain of approximately $15,000.

Income taxes (benefit). Total income taxes expense for the three month period ended June 30, 2013 was none as compared to a tax benefit of approximately $21,000 for the same period in 2012.  For the three months ended June 31, 2013 the Company incurred loss that are added to the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit an allowance of 100% of the tax benefit was applied for the first quarter 2013. In first quarter 2012 we recorded a tax benefit of approximately $21,000 and did not reserve an allowance for this deferred tax asset.

Net Loss Applicable to Common Shares. The Company recorded a net loss of approximately $4,900,000 for the three month period ended June 30, 2013, compared to income of approximately $20,000 for the same period in 2012, an increase in our net loss of approximately $4,941,000 as compared to the same period in the prior year. This increase in net loss is mainly due to a significant reduction in our gross margin, as a result of a significant reductions in our sales of approximately $1,419,000 resulting in our the profit margin decline of approximately $302,000 in second quarter 2013 versus 2012.  Also contributing to the loss was an increase in our S,G&A expense of approximately $1,432,000, as described above. We also incurred an expense of $1,211,000 for write-off of our receivable with contract packager for possibility on non-collections.  The income tax benefit decreased approximately $21,000 for the second quarter of 2013 as compared to same period in 2012, which was mainly due to fully reserving the deferred tax in 2013. Other expense increased approximately $2,033,000 for the three months ended June 30, 2013 as compared to the same period of 2012 as described above.   Research and development cost decline approximately $16,000 from the 2012 first quarter spending. The Company accrued a preferred stock dividend of $20,860 and $20,860 for the three month period ended June 30 2013 and 2012, respectively, resulting in a loss of income available to common shareholders of $5,097,191 and $500 for the three month period ended June 30, 2013 and 2012, respectively. Basic and diluted loss per common share were $0.08 and $0.00 for the three month period ended June 30, 2013, and 2012, respectively.

Results for the six month period ended June 30, 2013.

	Six month period ended June 30,				( ) = unfavorable change
	2013		2012		$ Change
Product sales - net	$379,000	100%	$2,508,000	100%	$(2,129,000)
Cost of Goods Sold	394,000	104%	2,041,000	81%	(1,647,000)
Gross Margin	(15,000)	-4%	467,000	19%	(482,000)
Operating Costs and Expenses:
General and Administrative	1,133,000	299%	299,000	12%	(834,000)
Stock issued for payment of services in SGA	1,127,000	297%	98,000	4%	(1,029,000)
Reserve receivable contract packager	1,211,000	320%	-	-%	(1,211,000)
Research and Development	-	-%	26,000	1%	26,000
Total Operating expenses	3,470,000	920%	423,000	21%	(3,047,000)
Total other expenses	(2,134,000)	-563%	(133,000)	-5%	(2,001,000)
Loss before taxes	(5,620,000)	-1483%	(89,000)	-4%	(5,531,000)
Tax Expense (Benefit)	-	-%	(17,000)	-1%	17,000
Net Income (Loss)	$(5,620,000)	-1483%	$(72,000)	-3%	$(5,548,000)

The majority of the Company’s sales revenue is generated from the sales of generic pharmaceutical prescription orders. For the six month period ended June 30, 2013, the Company generated net product sales of approximately $379,000 as compared to net product sales of approximately $2.5 million for 2012, a decrease of approximately $2.1 million, or 85%. The decline in sales versus the same six month period a year ago was mainly a result of the Company’s decision to stop sales orders to McKesson due to increase charge back costs and lost sales from two customers, Cutis Pahrmaceuticals and MedVet which we had significant sales a year ago.   Sales from the DLA did not replace the lost sales volume partly because the sales are recorded  net of costs.  The Company sales in the six months ended June 30, 2013 would have been approximately a $3.2 million higher if the sales for DLA were recorded at gross and were not recognized on the net basis for sales associated with the DLA contract with our Contract Packager.

For the six month period ended June 30, 2013 McKesson accounted for 40% of our net product sales (versus 76% of net product sales for the same period in 2012), Cutis Pharmaceuticals and MedVet accounted for another 24% of our net product sales in 2012.

Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the six months period ended June 30, 2013 and 2012.

Products sold	2013	% of total	2012	% of total
Prescription drug products	$184,000	5%	$1,981,000	71%
Revenue, from contract packager	3,249,000	92%	-	-
OTC & non prescription products	117,000	3%	826,000	29%
Gross Sales	3,550,000	100%	2,807,000	100%
Discounts / charge backs	(150,000)	4%	(299,000)	11%
Adjustment for contract packager sales	(3,021,000)	85%	-
Net Sales	$379,000		$2,508,000

Gross Margin: Gross margin for the six month period ended June 30, 2013 was approximately negative $15,000, which was -4% of our net sales. This was a decline of approximately $482,000 from the same period in 2012 and was mainly due to the sales decline of approximately $2.1 million due to the Company’s decision not to continue its relationship with McKesson. Sales for prescription drug products and OTC products  decline a 94% from the prior year.  The sales from on our DLA contract which has only a 7% margin which also contributed to the decline in our gross margin.  Also impacting our gross margin percentage was the royalty expenses included in cost of goods in the amount of $183,000 which we did not incur in 2012.

Operating Expenses

Selling, General and Administrative.  For the six months period ended June 30, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $1,864,000 to approximately $2,260,000 as compared to approximately $397,000 for same six month period in 2012. This large increase in S,G&A expenses compared to the prior year is mainly a result of non-cash transactions, due to shortage of cash we issued the Company’s common stock shares for services valued at approximately $1,127,000.We also incurred a three other non-cash expense for a write-off of a $200,000 deposit paid in 2011 relating future products which was deemed not refundable an expense of $1,211,000 for a reserve of our receivable with contract packager for possibility on non-collections and an operation receivable in the amount of approximately $35,000 for the possibility of non-collection of accounts receivable.  The Company’s S,G&A expenses increased in following areas: (1) we increased spending in the Company’s investor relation area (paid mainly through the issuance of stock), an increase of approximately $965,000 over same period a year ago.  (2) Professional services and consulting fees also increased approximately $427,000 (also mainly paid via issuance of stock), a large portion of these expenses were a result of our increase borrowings relating to our convertible notes payable. (3) Professional fees for legal and accounting increased approximately $86,000  (4) The Company incurred approximately $140,000 in costs relating to the marketing of Rapi-Med, this is a 216% increase over prior year.  (5)  The Company expense of $200,000 from a deposit paid in 2011 relating future products which was deemed not refundable  and an operation receivable in the amount of approximately $35,000 for the possibility of non-collection of accounts receivable. (6) Salaries were basically flat compared to prior year and all other general operating expenses increased approximately $23,000 mainly due to increased insurance cost compared to the same period a year ago.

Research and Development. The Company’s expenditures for research and development cost declined approximately $26,000, for the six month period ended June 30, 2013, compared to the same period in 2012. The decline in our research and development costs can mainly be attributed to the completion of our on-going research related to new product development during 2012.

Total Other Expenses. Other expenses for the six months period ended June 30, 2013 increased approximately $2.0 million to approximately $2,134,000 from approximately $133,000 in 2012. Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt.  A significant portion, approximately $1.6 million, of the total increase is due to value change in our derivative liabilities from our convertible notes payable. Interest expense increased approximately $519,000, this interest expense consisted mainly of accrued expenses associated with our convertible notes payable, a significant portion, approximately $343,000, was for non cash interest expense associated with the value of our derivative liabilities being greater than the principal balance of the convertible notes, the difference is then expensed to interest expense.    Interest expense associated with convertible notes payable for 2013 was approximately $69,000, which is an increase of approximately $60,000 over the same period in 2012. For the six month period end June 30, 2013 we incurred approximately $214,000 for amortization of debt discount this is a 386% increase over the same six month period in 2012.  The Company obtained a line of credit with a bank that carries a low interest rate. Interest expense associated our line of credit was approximately $1,800 for  2013 as compared to approximately $500 for the same period 2012. Interest cost associated with our purchase order financing was approximately $60,000 for the six months ended June 30, 2013 and $0 for the same period in 2012.  Interest cost associated with a term loan of $500,001 was approximately $20,000 for the first half year of 2013 compared to $0 for the same period in 2012.  The loss on derivative liability was approximately $1.5 million for 2013 compared to $0 for the same period in 2012.  With an extinguishment of debt from paying off a convertible note early we incurred a gain of approximately $67,000.

Income taxes (benefit). Total income taxes expense for the six month period ended June 30, 2013 was none as compared to a tax benefit of approximately $18,000 for the same period in 2012.  For 2013 the Company incurred loss that are added to the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit an allowance of 100% of the tax benefit was applied for the first quarter 2013. In first half 2012 we recorded a tax benefit of approximately $18,000 and did not reserve an allowance for this deferred tax asset.

Net Loss Applicable to Common Shares. The Company recorded a net loss of approximately $5,620,000 for the six month period ended June 30, 2013, compared to a net loss of approximately $72,000 for the same period in 2012, an increase in our net loss of approximately $5,548,000 as compared to the same period in the prior year. This increase in net loss is mainly due to our significant reduction in our sales resulting, approximately $2.1 million decline, causing our the profit margin decline of approximately $481,000 in 2013 versus 2012.  Also contributing to the loss was an increase in our S,G&A expense of approximately $1,863,000, as described above. We also incurred an expense of $1,211,000 for write-off of our receivable with contract packager for possibility on non-collections.  The income tax benefit decreased approximately $18,000 for 2013 as compared to same period six month period in 2012, which was mainly due to fully reserving the deferred tax in 2013. Other expense increased approximately $2,001,000 for the six months ended June 30, 2013 as compared to the same period of 2012 as described above.   Research and development cost decline approximately $26,000 from the 2012 spending. The Company accrued a preferred stock dividend of $41,720 both six months period ended June 30 2013 and 2012, respectively, resulting in a loss of income available to common shareholders of $5,662,170 and $113,615 for the six month period ended June 30, 2013 and 2012, respectively. Basic and diluted loss per common share were $0.09 and $0.00 for the six month period ended June 30, 2013, and 2012, respectively.

ScripsAmerica, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: August 14, 2013	By:	/s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer